                    U.S. SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                  FORM 12b-25


                              --------------------

                          NOTIFICATION OF LATE FILING

  SEC FILE NUMBER: 0-22573      CUSIP NUMBER:   875079-10-5

                                  (Check One)

   Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q and Form 10-QSB [ ] Form N-SAR

    For Period Ended: March 31, 1998


    [ ] Transition Report on Form 10-K

    [ ] Transition Report on Form 20-F

    [ ] Transition Report on Form 11-K

    [ ] Transition Report on Form 10-Q

    [ ] Transition Report on Form N-SAR

    [ ] Money Market Fund Rule 30b3-1 Filing
 _____________________________________________________________


    For the Transition Period Ended:
  ..............................................................................

    Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


  Part I--Registrant Information

    Full Name of Registrant:                  Tamboril Cigar Company

    Former Name if Applicable


    Address of Principal Executive Office:    2600 S.W. Third Ave.
                                              Miami, FL 33129

   Part II--Rules 12b-25 (b) and (c)

  If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

    (b) The subject annual report, semi-annual report, transtion report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or filing made by a money market fund pursuant to Rule 30b3-1, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

  Part III--Narrative

  The Company has been unable to compile certain financial materials from vendors in the Dominican Republic which are necessary to complete its financial statements for the quarter ended March 31, 1998.

  Part IV--Other Information

    (1) Name and telephone number of person to contact in regard to this notification
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       Adam S. Gottbetter, Esq.
       Kaplan Gottbetter & Levenson, LLP
       (212)983-0532

    (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

    [X] Yes   [  ] No

    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

    [X] Yes   [  ] No

    If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

    Tamboril Cigar Company


  has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

  Date: May 14, 1998

  By: /s/ Pedro J. Mirones
      ___________________________________
       Pedro J. Mirones, Vice President
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  Part IV

       (3) Sales for the three month period ended March 31, 1998 were approximately $244,019, down from $787,999 in the earlier year period. This drop of approximately 69% in sales is due to the discontinuation of the Company's distribution relationship with Hubbard Imports, as previously disclosed in the Company's Annual Report on Form 10-KSB for the Year Ended December 31, 1997.

       Loss from operations in the quarter ended March 31, 1998 increased to approximately $879,915 from $260,344 in the year earlier period, principally due to the fact that the Company increased its expenditure levels to support levels of sales based upon the revenue rates resulting from the Hubbard relationship during latter 1997, the lack of sales due to the termination of that relationship and the write-down of accounts receivable due from Hubbard by $200,000 to reflect the uncertainty of collection.